Execution Copy
CUSIP No. 47009M103	13D	Page 1 of 8

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jaguar Mining Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

47009M103
(CUSIP Number)

Rob Hutchinson
c/o Outrider Management, LLC
1001 Bayhill Drive, Suite 125
San Bruno, CA 94066
USA
(650) 238-5830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47009M103	13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Outrider Master Fund, L.P.
20-0851457

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER
36,044,388
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		36,044,388
PERSON
WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,044,388

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.4%*

14.	TYPE OF REPORTING PERSON (see instructions)

IA, HC

________________________
*  This calculation is based on 111,106,262 Common Shares outstanding as of April 22, 2014, as reported by the Issuer on its Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.

CUSIP No. 47009M103	13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Outrider Management LLC
87-0719067

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7.	SOLE VOTING POWER

NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		36,044,388
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON
WITH	10.	SHARED DISPOSITIVE POWER
36,044,388

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,044,388

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.4%*

14.	TYPE OF REPORTING PERSON (see instructions)

IA, HC

________________________
*  This calculation is based on 111,106,262 Common Shares outstanding as of April 22, 2014, as reported by the Issuer on its Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.

CUSIP No. 47009M103	13D	Page 4 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen Hope

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7.	SOLE VOTING POWER

NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		36,044,388
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON
WITH	10.	SHARED DISPOSITIVE POWER
36,044,388

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,044,388

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.4%*

14.	TYPE OF REPORTING PERSON (see instructions)

IN

________________________
*  This calculation is based on 111,106,262 Common Shares outstanding as of April 22, 2014, as reported by the Issuer on its Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.

CUSIP No. 47009M103	13D	Page 5 of 8

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares (“Common Shares”), of Jaguar Mining Inc. (the “Issuer”), a corporation organized under the laws of Ontario, Canada. The principal executive offices of the Issuer are located at 67 Yonge Street, Suite 1203, Toronto, ON M5E 1J8, Canada.

Information contained in this Schedule 13D with respect to each Reporting Person (as defined below) and, if applicable, its executive officers, directors and controlling persons, is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 2.  Identity and Background.

(a)–(c):

This Schedule 13D is being filed jointly by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	Outrider Master Fund, L.P. (“OMF”), a Cayman Islands Exempted Limited Partnership;

(2)	Outrider Management, LLC (“OML”), a limited liability company organized under the laws of California; and

(3)	Stephen Hope (the “Executive”).

All of the Common Shares reported by the Reporting Persons in this Schedule 13D are held of record by OMF. OMF is principally engaged in the business of investing in and holding securities, both directly in its own name and indirectly through wholly-owned subsidiaries.

OML is the general partner and investment manager of OMF. OML is principally engaged in the business of performing the functions of, and serving as, the general partner and/or investment manager to certain of its affiliates.

The Executive is the General Partner of OML and the Portfolio Manager of OMF. The Executive is a citizen of the United States.

The principal business address of each Reporting Person is 1001 Bayhill Drive, Suite 125, San Bruno, CA 94066 USA.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship or place of organization of each of the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 22, 2014, pursuant to a plan of compromise and arrangement (the “Plan”) under the Companies’ Creditors Arrangement Act (Canada) as disclosed by the Issuer in the Issuer’s Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014, the Issuer issued to OMF:

(1)
2,650,775 Common Shares in exchange for certain senior unsecured convertible notes of the Issuer held by OMF (the “Notes”), in an aggregate principal amount, immediately prior to such exchange, equal to $50,600,000;

(2)
8,149,749 Common Shares in satisfaction of the Issuer’s obligation to pay accrued interest on the Notes and in satisfaction of the Issuer’s obligation to pay certain fees pursuant to the Plan and the Backstop Agreement referred to below; and

CUSIP No. 47009M103	13D	Page 6 of 8

(3)	25,243,864 Common Shares in a private placement, for an aggregate cash purchase price of $17,788,444 ($0.7047 per share). OMF’s payment of this aggregate purchase price was funded by cash on hand.

Item 4.  Purpose of Transaction.

The Common Shares held of record by OMF were acquired in connection with the restructuring of the Issuer in accordance with the Plan and are held for investment purposes.

The Reporting Persons intend to review on a continuing basis OMF’s investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of the Issuer, members of management and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board with a view to maximizing shareholder value. The Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners or members, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.  Interest in Securities of the Issuer.

(a)–(b):

OMF owns of record 36,044,388 common shares, representing approximately 32.4%* of the Common Shares issued and outstanding as of the date hereof. OML is investment advisor and general partner of OMF and, in that capacity, directs its operations. The Executive is the General Partner of OML and the Portfolio Manager of OMF.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than OMF, to the extent it directly holds Common Shares reported on this Schedule 13D) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as set forth herein, none of the Reporting Persons have engaged in any transactions with respect to the Issuer’s Common Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In accordance with the Restructuring Plan, the Common Shares acquired by OMF were acquired, in part, pursuant to the terms of a Backstop Agreement dated as of November 13, 2013 (as such agreement has been subsequently

________________________
*  This calculation is based on 111,106,262 Common Shares outstanding as of April 22, 2014, as reported by the Issuer on its Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.

CUSIP No. 47009M103	13D	Page 7 of 8

amended from time to time) between the Issuer and certain of its former noteholders, a copy of which is filed as an exhibit hereto.

Except as described herein and above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of May 2, 2014, among the Reporting Persons

Exhibit 2	Plan of Compromise and Arrangement of Jaguar Mining Inc. pursuant to the Companies’ Creditors Arrangement Act (Canada), dated February 5, 2014 with an implementation date of April 22, 2014

Exhibit 3	Backstop Agreement, dated as of November 13, 2013, between the Issuer and certain of its former noteholders

CUSIP No. 47009M103	13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2014

Outrider Master Fund, L.P.
By: Outrider Management, LLC, its general partner

By:	/s/ Stephen Hope
	Name:	Stephen Hope
	Title:	Managing Member of the General Partner

Outrider Management, LLC,

By:	/s/ Stephen Hope
	Name:	Stephen Hope
	Title:	Managing Member

/s/ Stephen Hope
Stephen Hope